Filed by Inmet Mining Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under the Securities Exchange Act of 1934
Subject Company: Petaquilla Minerals Ltd.
Commission File No.: 333-184161

Inmet Mining Corporation
Suite 1000
330 Bay Street
PRESS RELEASE	Toronto, Canada M5H 2S8
	Tel:	(1) 416-361-6400
FOR IMMEDIATE RELEASE	Fax:	(1) 416-368-4692
September 28, 2012	www.inmetmining.com

INMET MINING MAILS OFFER TO PETAQUILLA MINERALS SHAREHOLDERS

TORONTO, Canada:  Inmet Mining Corporation (TSX-IMN) announced today that it has filed its formal offer for all of the outstanding common shares of Petaquilla Minerals Ltd. with Canadian securities regulators and has mailed the offer and related documents to Petaquilla Minerals shareholders.

Under the offer, Petaquilla Minerals shareholders can elect to receive consideration in cash, shares or a combination thereof.  For each Petaquilla Minerals common share they own, shareholders can elect to receive (subject to rounding):

•                  0.0109 of a common share of Inmet and $0.001 in cash (Share Alternative); or

•                  a cash amount that is greater than $0.001 but not more than $0.48, and, if such elected cash amount is less than $0.48, that number of common shares of Inmet equal to the excess of $0.48 over the elected cash amount, divided by $43.945 (Elected Cash Alternative)

The maximum cash consideration of $0.48 per Petaquilla common share under the Elected Cash Alternative represents a 37 percent premium to the closing price of Petaquilla Minerals common shares on the Toronto Stock Exchange (TSX) as at September 5, 2012, the last trading day immediately prior to Inmet’s announcement of the offer, and a premium of 30 percent to the 20-day volume weighted average price of Petaquilla Minerals common shares on the TSX as at the same date. The consideration under the Share Alternative represents a premium of 44 percent based on the closing prices of $46.08 for Inmet common shares on the TSX on September 26, 2012 (the last trading day prior to the date of the offer) and $0.35 for Petaquilla Minerals common shares on the TSX on September 5, 2012.

The offer will be open for acceptance until 5:00 p.m. (Toronto time) on Monday, November 5, 2012, unless extended or withdrawn.  The offer is subject to certain conditions, including among other things, minimum acceptance of the offer by Petaquilla Minerals shareholders holding at least 50.1 percent of the outstanding shares of Petaquilla Minerals calculated on a fully-diluted basis, the Petaquilla Minerals shareholder rights plan being waived, invalidated or cease-traded, the absence of any material adverse change in Petaquilla Minerals, and Petaquilla Minerals not completing or entering into any binding agreement with respect to its proposed US$210 million aggregate principal amount of senior secured notes announced on July 17, 2012. Full details of the offer are included in the formal offer and take-over bid circular.

Copies of the offer and take-over bid circular can be accessed from Inmet’s website at www.inmetmining.com and from the System for Electronic Document Analysis and Retrieval at www.sedar.com. Inmet has also filed with the United States Securities and Exchange Commission (SEC) a registration statement on Form F-80 and a tender offer statement on Schedule 14D-1F in connection with the offer, which are available free of charge through the web site maintained by the SEC at www.sec.gov, by calling the SEC at telephone number 800-SEC-0330.

This press release does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of Petaquilla Minerals or Inmet.

About Inmet

Inmet is a Canadian-based global mining company that produces copper and zinc.  We have three wholly-owned mining operations: Çayeli (Turkey), Las Cruces (Spain) and Pyhäsalmi (Finland).  We also have an 80 percent interest in Cobre Panama, a development property in Panama, currently in construction.

For Additional Information, Please Contact:

Flora Wood, Director, Investor Relations	Laurel Hill Advisory
+1 416 361 4808	North American Toll-Free	1-877-452-7184
	Outside North America	1-416-304-0211